December 7, 2020

VIA EDGAR AND OVERNIGHT COURIER

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel Jeff Kauten Stephen Krikorian Amanda Kim

Re:	ON24, Inc. Draft Registration Statement on Form S-1 Submitted October 28, 2020 CIK No. 0001110611

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of ON24, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on October 28, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated November 24, 2020 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects revisions in response to the Comment Letter and certain other updates.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

You disclose that your customers include several of the largest technology companies, banks, healthcare and manufacturing companies. Please explain whether these customers are representative of your overall customer base or together represent a material portion of your revenue.

Company Response: In response to the Staff’s comment, the Company advises the Staff that it believes that these customers are representative of the Company’s overall customer base. The sectors noted represent the sectors that the Company primarily targets, the smallest of these customers represented annual recurring revenue (“ARR”) as of September 30, 2020 of at least $44,000, and none of these customers represented more than 2% of the Company’s ARR as of September 30, 2020. The Company believes that highlighting the types of large enterprise companies in its key sectors, which include many highly recognizable brands and organizations, is material disclosure for investors.

2.	Please disclose the basis for your claim that you are a leading, cloud-based digital platform.

Company Response: The Company respectfully notes that the referenced disclosure does not claim that the Company provides a leading, cloud-based digital platform, without further limitation. The statement in full reads as follows:

We provide a leading, cloud-based digital experience platform that enables businesses to convert customer engagement into revenue through interactive webinar experiences, virtual event experiences and multimedia content experiences.

(Emphasis added). The italicized phrases directly modify the word “platform” and, accordingly, expressly limit the claim to platforms that provide digital experiences, such as webinars, other virtual events, and multimedia content experiences. The Company believes that it is clear that it provides a leading platform for such experiences. For example, G2.com, a large software peer-to-peer review website, has ranked the ON24 platform as number five on its list of the Best Products for Marketers 2020, number 11 on its list of Top 50 Products for Enterprise 2020 and number 42 on its list of Best Software Products 2020. These overall product rankings are based on reviews gathered from G2’s user community and data aggregated from online sources and social networks, applying its algorithm to calculate customer satisfaction and market presence. While these recognitions would support the claim for providing “a” leading software product in a much broader sense, the Company’s disclosure is expressly more limited to digital experiences, such as webinars, other virtual events, and multimedia content experiences. Notably, G2.com has also categorized each ranked company’s products based on a general description of what the product does, such as webinar, marketing automation, social media management and search engine optimization. The Company’s platform is categorized as webinar, and there are no higher ranked products in the webinar category. Accordingly, the Company respectfully submits that there is ample publicly-available recognition of the status of its platform as a leader in the limited area covered by this claim, such that further disclosure of the basis would not provide material information to investors.

Risk Factors

Risks Related to Our Business and Our Industry

Our sales cycle with enterprise customers..., page 20

3.	Please disclose the percentage of your business that is with large enterprise customers.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 21 of Amendment No. 1.

Covenants in our loan agreement..., page 36

4.	Please disclose that your credit facility is secured by substantially all of your assets.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 37 of Amendment No. 1.

Risks Related to Ownership of Our Common Stock

Provisions in our organizational documents..., page 41

5.	Please briefly describe the types of situations that would require the approval of 66.7% of the stockholders to amend your bylaws and certificate of incorporation.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 43 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

6.

We note your general disclosures of the social and economic impacts from COVID-19 on page 16. Please expand to discuss the specific COVID-19 impact you have experienced to your results of operations, financial condition and relevant metrics. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 63 of Amendment No. 1.

Our Go-to-Market Model, page 57

7.	Please disclose the number of enterprise and commercial customers for the periods presented.

Company Response: The Company advises the Staff that, while the Company has a general sense for the size of its customers, it cannot be certain whether those customers have more or less than 2,000 employees for any period presented. For internal management purposes, the Company believes other metrics better reflect the Company’s performance. In particular, with respect to numbers of customers, the Company focuses on total customers and customers contributing more than $100,000 to ARR (“$100k Customers”). Accordingly, in response to the Staff’s comment, on page 60 of Amendment No. 1, the Company has added additional disclosure regarding total customers and $100k Customers.

Key Business Metrics, page 59

8.	Your Risk Factor on page 13 indicates that failure to attract new customers or retain, expand the usage of, and upsell your products to existing customers would harm your business and growth prospects. Please tell us what consideration was given to disclosing for the periods presented, the number of new and existing customers or renewal or retention rates. In addition, consider stratifying your customers into those with 2,000 or more employees for each reporting period. Also, consider disclosing the amount of customers with contract terms of one year. To the extent material, please discuss any known trends relating to such metrics. We refer you to Section III.B of SEC Release No. 33-8350.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 61-63 of Amendment No. 1. Specifically, the Company has added disclosure regarding its total customers, dollar-based net retention rate (“NRR”), ARR, and $100k Customers, including trends relating to such metrics. The Company has considered whether to disclose new and existing customers or renewal and retention rates, customers with 2,000 or more employees, and customers with contract terms of one year. The Company believes that disclosure of total customers, NRR, ARR and $100k Customers achieves substantially similar objectives, while better reflecting the way management assesses the Company’s business performance.

Revenue, page 63

9.

You disclose that your “Existing customers accounted for approximately 11 percentage points of the increase” in revenue for the year ending December 31, 2019. Please clarify whether this increase is attributable to full year of revenue being included in 2019 or whether it’s a result of existing customers increasing the capacity used or adding new products. Revise your disclosures accordingly.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 69 of Amendment No. 1.

BusinessOur Market Opportunity, page 82

10.

Please tell us why you believe your calculation of average annual value of the companies in each band is representative of your total addressable market when you disclose that it is based upon the top 25% customers that subscribe to two or more of your products.

Company Response: The Company respectfully advises the Staff that ARR across all of its customers ranges from several hundred dollars for small and midsize business (“SMB”) customers that are early in their adoption of the ON24 platform to low single-digit millions of dollars for enterprise customers that have achieved broader implementation of the ON24 platform. Given the potential utilization differences among customers of significantly different sizes, the Company measures its addressable market by dividing its customers and potential customers into two bands: Enterprise and Mid-Market customers (“Band 1”) and SMB customers (“Band 2”). The Company believes that Band 1 represents businesses that would reasonably be expected to require greater capacity and utilize multiple ON24 products, while Band 2 may not due to such companies’ smaller size, fewer employees and relatively smaller reach and lower marketing needs. Even within these bands, however, there is a broad range of adoption among the Company’s customers, many of whom began with limited initial implementation. For Band 1, the Company believes that customers who have adopted multiple products are at a stage of implementation that better approximates the total needs of such large organizations that are likely to develop over time. The Company does not calculate the Band 2 opportunity based on an assumed subscription to multiple products in light of the relatively smaller size of these organizations. For both bands, the Company believes the ARR for the top 25% of its customers represents a reasonable assumption of total usage and capacity at a mature stage of adoption and broader implementation of the ON24 platform across such organizations. Accordingly, the Company respectfully submits that its calculation of average annual value of the companies in each band is representative of the Company’s total addressable market.

Certain Relationships and Related Party Transactions

Consulting Agreement, page 111

11.	Please file the consulting agreement with InfoHorizon, LLC as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has included the consulting agreement with InfoHorizon, LLC as an exhibit to Amendment No. 1.

Shares Eligible for Future Sale

Lock-Up Agreements, page 121

12.	Please disclose the exceptions to the lock-up agreements.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 137 of Amendment No. 1.

Notes to Consolidated Financial Statements

Costs to Obtain a Contract, page F-15

13.

Please clarify whether the renewal commissions are commensurate with the initial commission. In paragraph BC309 of ASU 2014-09, the Boards indicated that amortizing capitalized commissions over a period that is longer than the initial contract term is not appropriate if an entity pays a commission on renewing a contract that is commensurate with the commission paid when obtaining the original contract.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 65, 87 and F-16 of Amendment No. 1.

Subsequent Events, page F-37

14.	Please revise to disclose the date through which you evaluated subsequent events. We refer you to ASC 855-10-50-1(a).

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-42 of Amendment No. 1.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Company determines to make additional presentations in reliance on Section 5(d) of the Securities Act, it undertakes to provide the Staff with copies of such additional written materials on a supplemental basis.

[Remainder of page intentionally blank. Signature page follows.]

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (206) 839-4845 or andrew.ledbetter@us.dlapiper.com.

Sincerely, DLA PIPER LLP (US)

/s/ Andrew Ledbetter
Andrew Ledbetter

Enclosures:

cc:	Sharat Sharan, Chief Executive Officer

Steven Vattuone, Chief Financial Officer

William Weesner, General Counsel

ON24, Inc.

Peter Astiz

Patrick J. O’Malley

DLA Piper LLP (US)

John L. Savva

Sullivan & Cromwell LLP